SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2003

DIALOG SEMICONDUCTOR PLC

Translation of registrant’s name into English

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

TABLE OF CONTENTS

Part 1 Press Release of Dialog Semiconductor Plc dated October 22, 2003:
”Dialog Semiconductor reports third quarter 2003”

Part 2 Interim Report as of September 30, 2003

Part 3 Press Release of Dialog Semiconductor Plc dated September 29, 2003:
”New power management IC targets multimedia applications on PDAs and wireless handsets”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC
Date October 22, 2003	By /s/ ROLAND PUDELKO
Roland Pudelko
Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated October 22, 2003: ”Dialog Semiconductor reports third quarter 2003”

  Revenues of EUR 23.2 million - 30% growth compared to Q3 2002

  40% revenue growth in shipments for wireless, compared to Q3 2002

  Sequential revenue growth of 10% over Q2 2003

  Repayment of deposit (USD 20 million) received in October

Kirchheim/Teck-Nabern, October 22, 2003 –Dialog Semiconductor Plc (Nasdaq: DLGS, Prime Standard: DLG) today reported sales of EUR 23.2 million for the third quarter of 2003, a 30 percent increase compared to the third quarter of 2002. The company also recorded growth of 10 percent compared to the second quarter of 2003, and significantly reduced loss per share from € (0.06) in Q2 2003 to € (0.03) in Q3 2003, while maintaining a positive cash flow. In October, Dialog Semiconductor received early repayment of a deposit (USD 20 million) from a leading foundry –demonstrating the strength of their strategic partnership, and ongoing relationship underpinning future business for both companies.

Roland Pudelko, Dialog’s CEO & president said, “A key contributor to our revenue growth is the shipment of chip solutions for wireless products. This is partly a reflection of the general market improvement in sales of cellular handsets between July and September 2003, as indicated by some market analysts. As part of Dialog Semiconductor’s strategy is to develop and supply power management and audio processing semiconductor devices to this market, we have been able to address this growth in handset sales.”

He continues, “Our broader strategy is to develop standard products and custom silicon solutions for applications requiring Dialog Semiconductor’s knowledge and expertise in mixed signal CMOS design. This has resulted in new products as well as initiatives with established companies.

For example, our development and marketing initiative with Intel Corporation continues to deliver positive results. During the third quarter, we introduced the second product resulting from this relationship, the DA9031, and our development work with Intel has evolved to other areas within this joint initiative.“

The DA9031 is an advanced power management controller integrated circuit designed to support high performance multimedia applications in high-end personal digital assistants (PDAs) and wireless handsets based on the upcoming processor for portable computing platforms by Intel Corporation, code-named Bulverde. In particular, it addresses one of the most significant developments in the cellphone and PDA markets worldwide –the ability of handsets to send and receive digital pictures or video clips. According to market analysts In-Stat/MDR, shipments of PDAs will grow to just under 25 million units in 2007, where multimedia and wireless will be a growing part of the in-built capability; in addition, ‘smart’phone handsets (those with integrated digital cameras) will show a compound annual growth rate of 53.2% through 2007, from 18.2 million units shipped in 2002.

Pudelko adds, “This quarter has shown significant improvement for Dialog Semiconductor and we are cautiously optimistic for the next quarter, based on our strategy of taking advantage of our technology core competence to deliver silicon solutions that Dialog’s customers’need.”

The Company’s interim report as of September 30, 2003 is available at www.Dialog-Semiconductor.com.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG), and on the NASDAQ (DLGS) exchanges.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Selected Financial Data

(in thousands of €, except per share, equity ratio and employee data)	Three months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Year ended December 31, 2002
Earnings data
Revenues	23,247	17,903	77,104
Research and development	(7,296)	(8,574)	(34,530)
Operating loss	(2,179)	(6,817)	(27,406)
Net loss	(1,502)	(2,352)	(10,208)
Cash flow from operations	2,445	(4,112)	(7,596)
Balance Sheet data
Cash and cash equivalents	30,163	35,732	31,005
Shareholders’ equity	138,370	151,686	147,495
Equity ratio in %	89.3	88.1	88.8
Total assets	154,904	172,272	166,073
Capital expenditures	1,399	749	3,872
Share data
Basic loss per share	(0.03)	(0.05)	(0.23)
Number of shares in thousands (period end)	44,069	44,069	44,069
Other data
Employees (period end)	267	286	284

Investor Relations

Corporate Calendar

February 18, 2004: Annual Press and Analysts Conference on Financial Year 2003

April 28, 2004: Release of first quarter results

May 12, 2004: Annual shareholders’meeting

July 21, 2004: Release of second quarter results

October 20, 2004: Release of third quarter results

Contact

Dialog Semiconductor

Birgit Hummel

Neue Strasse 95

D-73230 Kirchheim/Teck - Nabern

Telephone +49-7021-805-412

Fax +49-7021-805-200

E-mail birgit.hummel@diasemi.com

Internet www.dialog-semiconductor.com

Part 2 Interim Report as of September 30, 2003

Operating and Financial Review

Results of Operations

Liquidity and Capital Resources

Additional Information

Independent Auditors' Review Report

Interim Condensed Consolidated Statements of Operations

Interim Condensed Consolidated Balance Sheets

Interim Condensed Consolidated Statements of Cash Flows

Interim Condensed Consolidated Statements of Changes in Shareholders’Equity

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

(in thousands of €)	Nine months ended September 30, 2003 (unaudited)%		Nine months ended September 30, 2002 (unaudited)%		Change %
Revenues	65,348	100.0	54,017	100.0	21.0
Cost of sales	(44,647)	(68.3)	(38,860)	(71.9)	14.9
Gross margin	20,701	31.7	15,157	28.1	36.6
Selling and marketing expenses	(3,138)	(4.8)	(3,042)	(5.7)	3.2
General and administrative expenses	(3,888)	(6.0)	(4,554)	(8.5)	(14.6)
Research and development	(23,518)	(36.0)	(25,187)	(46.6)	(6.6)
Amortization of intangible assets	(1,589)	(2.4)	(1,431)	(2.6)	11.0
Restructuring and related impairment charges	(1,839)	(2.8)	-	-	-
Operating loss	(13,271)	(20.3)	(19,057)	(35.3)	(30.4)
Interest income, net	578	0.9	878	1.6	(34.2)
Foreign currency exchange gains and losses, net	(300)	(0.5)	(1,447)	(2.6)	(79.3)
Recovery of investment	315	0.5	9,887	18.3	(96.8)
Result before income taxes	(12,678)	(19.4)	(9,739)	(18.0)	30.2
Income tax benefit	3,673	5.6	3,484	6.4	5.4
Net loss	(9,005)	(13.8)	(6,255)	(11.6)	44.0

Results of Operations

Revenues

Revenues were € 65.3 million for the nine months ended September 30, 2003 compared with € 54.0 million for the corresponding period in the prior year. The increase in revenues, which occurred in all of our market sectors other than wireline communication applications, is primarily due to new products introduced to volume production in the second half of 2002 with more functionality and accordingly, higher average selling prices. Revenues in the wireless communications sector were € 48.9 million for the nine months ended September 30, 2003 compared with € 38.7 million for the corresponding period in the prior year, comprising 75% and 72% of our total revenues for the nine months ended September 30, 2003 and 2002, respectively. Revenues from our industrial applications sector were € 9.3 million and € 9.0 million for the nine months ended September 30, 2003 and 2002 respectively, or 14% and 17% of our total revenues for the nine months ended September 30, 2003 and 2002, respectively. Revenues from our automotive applications sector were € 5.6 million and € 4.5 million, representing 9% and 8% of our total revenues for the nine months ended September 30, 2003 and 2002, respectively. Revenues from our wireline communication sector line were € 1.5 million, or 2% of total revenues, a decline of € 0.3 million when compared to the € 1.8 million, or 3% of total revenues, in the first nine months of 2002. Due to the shipments of new products in volume production to the market we expect revenues for the fourth quarter and for the year ended December 31, 2003 to be higher than those for the fourth quarter and for the year ended December 31, 2002.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 14.9% from € 38.9 million (or 71.9% of our total revenues) for the nine months ended September 30, 2002 to € 44.6 million (or 68.3% of our total revenues) for the nine months ended September 30, 2003 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased cost of sales as a percentage of total revenues.

Gross Margin

Our gross margin increased from 28.1% of revenues for the nine months ended September 30, 2002 to 31.7% of revenues for the nine months ended September 30, 2003. The decrease in per unit production costs was the primary factor contributing to an increase in our gross margin.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were € 3.1 million and € 3.0 million for the nine months ended September 30, 2003 and 2002, respectively. As a percentage of total revenues, selling and marketing expenses decreased from 5.7% to 4.8%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased from € 4.6 million for the nine months ended September 30, 2002 to € 3.9 million for the nine months ended September 30, 2003. As a percentage of total revenues, general and administrative expenses decreased from 8.5% to 6.0%.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new ASICs and application specific standard products (“ASSPs”). Research and development expenses decreased 6.6% from € 25.2 million for the nine months ended September 30, 2002 to € 23.5 million for the nine months ended September 30, 2003. The decrease in research and development expenses primarily results from cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 46.6% to 36.0% as a percentage of total revenues, resulting both from the absolute decrease and the proportionately higher revenue base. We expect continued demand from key customers for us to assist in the development of new products for them and also expect to continue to incur research and development costs in connection with the development of ASSPs. Our ability to generate long-term revenues from our research and development programs depends on customers accepting our designs and implementing them in large-scale production.

Amortization of Intangible Assets

Amortization expense for the nine months ended September 30, 2003 was € 1.6 million as compared to € 1.4 million for the nine months ended September 30, 2002, an increase of 11.0%. Amortization expense for intangible assets includes ASIC design software, a 16 bit microprocessor core, other intangible assets and certain imaging patents.

Restructuring and Related Impairment Charges

In the second quarter of 2003 we closed our Swedish subsidiary. In connection with the closure of the facility, we recorded restructuring charges of € 1.5 million and impairment charges of € 0.3 million charges totaling € 1.8 million for the nine months ended September 30, 2003. Restructuring charges include termination benefits of € 1.0 million that were paid to all employees affected by the closing and a provision for estimated costs that will continue to be incurred under an operating lease for its remaining term without economic benefit to the Company of € 0.5 million. See Note 4 to the interim condensed consolidated financial statements for further information.

Operating Loss

We reported an operating loss of € 13.3 million for the nine months ended September 30, 2003 and € 19.1 million for the nine months ended September 30, 2002, a decrease of 30.4%. This decrease in operating loss was primarily due to a higher gross margin, the impact of which was partially offset by restructuring and related impairment charges in the first nine months ended September 30, 2003.

Interest Income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was € 0.6 million for the nine months ended September 30, 2003 and € 0.9 million for the nine months ended September 30, 2002.

Foreign Currency Exchange Gains and Losses, net

Foreign currency exchange losses, net were € 0.3 million for the nine months ended September 30, 2003 and € 1.4 million for the nine months ended September 30, 2002. This decrease was primarily due to the re-measurement of our outstanding US Dollar advance payment to two wafer suppliers, of which the most significant is with Chartered Semiconductor Manufacturing Pte., Ltd. Such advance payments are classified in the balance sheet line items "Prepaid expenses." In the second quarter of 2003 we concluded that it was appropriate to account for our advance payments as “monetary assets”for purposes of re-measuring the outstanding balance into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. We believe that the impact of this re-measurement, using the then current exchange rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued or on our 2003 financial statements. See Note 5 to the interim condensed consolidated financial statements for further information.

Recovery of Investment

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover € 0.3 million and € 9.9 million for the nine months ended September 30, 2003 and 2002, respectively.

Income Taxes

Income tax benefit was € 3.7 million for the nine months ended September 30, 2003 compared with € 3.5 million for the nine months ended September 30, 2002, representing effective income tax benefit rates of 29.0% and 35.8%, respectively. The decrease in the effective tax benefit rate is primarily due to certain costs related to the closing our Swedish operations that are not deductible for tax purposes and a valuation allowance that was recognized on the deferred tax assets related to our former Swedish operations because the benefits of these assets are no longer expected to be realized.

Net Loss

For the reasons described above, we reported net loss of € 9.0 million for the nine months ended September 30, 2003 compared with net loss of € 6.3 million for the nine months ended September 30, 2002.

Liquidity and Capital Resources

Cash flows

Cash provided by operating activities was € 5.2 million for the nine months ended September 30, 2003 compared with cash used for operating activities of € 2.6 million for the nine months ended September 30, 2002. In the nine months ended September 30, 2003, our working capital (excluding cash and cash equivalents and deposits) decreased primarily due to contractually required refunds of advanced payments from a silicon supplier in proportion to our wafer purchases and resulted in a related operating cash inflow and increase in cash and cash equivalents. The outstanding balance of the advance payments is classified in the balance sheet under “Prepaid expenses”. In the nine months ended September 30, 2002, our working capital (excluding cash and cash equivalents) decreased in line with reduced business volumes and resulted in a related increase in cash and cash equivalents.

Cash used for investing activities was € 5.9 million for the nine months ended September 30, 2003 compared with cash provided by investing activities of € 5.7 million for the nine months ended September 30, 2002. Cash used for investing activities for the nine months ended September 30, 2003 consisted mostly of the purchase of test equipment, tooling (masks), laboratory and EDP equipment of € 4.9 million, and the purchase of software, licenses and patents of € 1.3 million. Cash provided by investing activities in the nine month period ended September 30, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM investment of € 9.9 million.

Liquidity

At September 30, 2003 we had € 30.2 million in cash and cash equivalents and had working capital of € 68.4 million.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares, short-term borrowings and the recovery of the investment in ESM Limited. As of September 30, 2003 we had no long-term debt. We have no arrangements with unconsolidated, variable interest entities. We expect to use a portion of our cash and cash equivalents in 2003 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by prolonged unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of € 12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At September 30, 2003 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Additional Information

Directors Holdings

	At September 30, 2003			At December 31, 2002
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.73	317,450	320,405	0.73	417,450
Timothy Anderson	20,816	0.05	–	20,816	0.05	–
Michael Glover	195,000	0.44	–	195,000	0.44	–
Michael Risman	1,172	0.00	–	1,172	0.00	–
Jan Tufvesson	175,062	0.40	–	175,062	0.40	–
	712,455	1.62	317,450	712,455	1.62	417,450

Stock option plan activity

We have established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At September 30, 2003 the Trust held 84,745 shares. Stock option plan activity for the period ended September 30, 2003 was as follows:

(prices in €)	Options	Weighted average exercise price
Outstanding at beginning of year	2,634,382	3.62
Granted	87,420	1.61
Exercised	(53,224)	0.52
Forfeited	(71,226)	5.18
Cancelled	(991,460)	7.29
Outstanding at period end	1,605,892	1.27
Options exercisable at period end	1,074,356	0.70

In April 2003, the Company's board of directors approved a resolution giving employees the right to cancel their options granted in 2000, 2001 and 2002. Employees elected to cancel a total of 991,460 options with a weighted average exercise of € 7.29.

Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line”agreements with major customers underline our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information.

Independent Auditors' Review Report

To the Board of Directors Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of September 30, 2003, and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the three-month and nine-month periods ended September 30, 2003 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended; and in our report dated February 25, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, October 21, 2003

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Interim Condensed Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2002 (unaudited)
Revenues	3	23,247	17,903	65,348	54,017
Cost of sales		(15,239)	(12,910)	(44,647)	(38,860)
Gross margin		8,008	4,993	20,701	15,157
Selling and marketing expenses		(1,094)	(1,153)	(3,138)	(3,042)
General and administrative expense		(1,253)	(1,543)	(3,888)	(4,554)
Research and development		(7,296)	(8,574)	(23,518)	(25,187)
Amortization of intangible assets		(485)	(540)	(1,589)	(1,431)
Restructuring and related impairment charges	4	(59)	–	(1,839)	–
Operating loss		(2,179)	(6,817)	(13,271)	(19,057)
Interest income, net		131	271	578	878
Foreign currency exchange gains and losses, net	5	(60)	220	(300)	(1,447)
Recovery of investment		149	2,675	315	9,887
Result before income taxes		(1,959)	(3,651)	(12,678)	(9,739)
Income tax benefit	5	457	1,299	3,673	3,484
Net loss		(1,502)	(2,352)	(9,005)	(6,255)
Loss per share
Basic loss per share		(0.03)	(0.05)	(0.20)	(0.14)
Diluted loss per share		(0.03)	(0.05)	(0.20)	(0.14)
Weighted average number of shares (in thousands)
Basic		43,947	43,908	43,940	43,877
Diluted		43,947	43,908	43,940	43,877

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets

(in thousands of €)	Notes	At September 30, 2003 (unaudited)	At December 31, 2002
Assets
Cash and cash equivalents		30,163	31,005
Trade accounts receivable, net		11,250	16,034
Inventories	6	15,964	14,507
Deposits		17,110	–
Deferred taxes		1,408	264
Prepaid expenses	4, 5	2,207	7,482
Other current assets		4,912	2,971
Total current assets		83,014	72,263
Property, plant and equipment, net	4	22,914	27,801
Intangible assets	7	5,823	6,922
Goodwill		11,786	11,786
Deposits		180	19,390
Deferred taxes		30,065	26,818
Prepaid expenses	5	1,122	1,093
Total assets		154,904	166,073
Liabilities and shareholders’ equity
Trade accounts payable		8,194	10,020
Accrued expenses		2,977	3,669
Income taxes payable		228	174
Deferred taxes	5	1,561	162
Other current liabilities	4	1,654	2,156
Total current liabilities		14,614	16,181
Deferred taxes		1,920	2,397
Total liabilities		16,534	18,578
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,787	168,781
Accumulated deficit	5	(36,264)	(27,259)
Currency translation adjustment		(826)	(557)
Derivative financial instruments		(29)	(158)
Employee stock purchase plan shares		(35)	(49)
Net Shareholders’ equity		138,370	147,495
Total liabilities and shareholders’ equity		154,904	166,073

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows

(in thousands of €)	Three months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2002 (unaudited)
Cash flows from operating activities:
Net loss	(1,502)	(2,352)	(9,005)	(6,255)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	(149)	(2,675)	(315)	(9,887)
Restructuring and related impairment charges	(91)	–	613	–
Depreciation of property, plant and equipment	3,341	3,182	9,536	9,631
Amortization of intangible assets	485	540	1,589	1,431
Change in deferred taxes	(232)	(1,411)	(3,556)	(3,522)
Changes in current assets and liabilities:
Trade accounts receivable	1,467	(537)	4,779	4,503
Inventories	333	(3,312)	(1,457)	121
Prepaid expenses	610	(426)	5,113	728
Trade accounts payable	(1,105)	3,720	(1,812)	2,249
Other assets and liabilities	(530)	(841)	(290)	(1,564)
Cash provided by (used for) operating activities	2,627	(4,112)	5,195	(2,565)
Cash flows from investing activities:
Recovery of investment	149	2,675	315	9,887
Purchases of property, plant and equipment	(1,399)	(749)	(4,922)	(2,442)
Purchases of intangible assets	(228)	(209)	(1,302)	(1,770)
Investments and deposits made	-	(12)	-	(16)
Cash provided by (used for) investing activities	(1,478)	1,705	(5,909)	5,659
Cash flows from financing activities:
Sale of employee stock purchase plan shares	12	32	20	58
Cash provided by financing activities	12	32	20	58
Cash provided by (used for) operating, investing and financing activities	1,161	(2,375)	(694)	3,152
Effect of foreign exchange rate changes on cash and cash equivalents	10	15	(148)	(46)
Net increase (decrease) in cash and cash equivalents	1,171	(2,360)	(842)	3,106
Cash and cash equivalents at beginning of period	28,992	38,092	31,005	32,626
Cash and cash equivalents at end of period	30,163	35,732	30,163	35,732

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in Shareholders’Equity

(in thousands of €)				Accumulated other comprehensive loss
	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjustment	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 2001	6,737	168,788	(17,051)	(270)	(42)	(70)	158,092
Net loss	–	–	(6,255)	–	–	–	(6,255)
Other comprehensive loss	–	–	–	(133)	(76)	–	(209)
Total comprehensive loss							(6,464)
Sale of employee stock purchase plan shares	–	37	–	–	–	21	58
Balance at September 30, 2002	6,737	168,825	(23,306)	(403)	(118)	(49)	151,686
(in thousands of €)				Accumulated other comprehensive income (loss)
	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjustment	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 2002	6,737	168,781	(27,259)	(557)	(158)	(49)	147,495
Net loss	–	–	(9,005)	–	–	–	(9,005)
Other comprehensive income (loss)	–	–	–	(269)	129	–	(140)
Total comprehensive loss							(9,145)
Sale of employee stock purchase plan shares	–	6	–	–	–	14	20
Balance at September 30, 2003	6,737	168,787	(36,264)	(826)	(29)	(35)	138,370

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis, which reflects the interim consolidated financial statements of the Company. The interim condensed consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2002 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2002 (unaudited)
Net loss, as reported:	(1,502)	(2,352)	(9,005)	(6,255)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(277)	(291)	(828)	(874)
Pro forma net loss	(1,779)	(2,643)	(9,833)	(7,129)
Earnings (loss) per share
Basic – as reported	(0.03)	(0.05)	(0.20)	(0.14)
Basic – pro forma	(0.04)	(0.06)	(0.22)	(0.16)
Diluted – as reported	(0.03)	(0.05)	(0.20)	(0.14)
Diluted – pro forma	(0.04)	(0.06)	(0.22)	(0.16)

New Accounting Pronouncements Adopted

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no impact on the Company’s interim condensed consolidated financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 applies for exit and disposal activities initiated after December 31, 2002. As more fully described in Note 4, the Company announced its plan to exit its Swedish operations in the first quarter 2003.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Company has included the required additional interim disclosures above.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Under the Interpretation, enterprises involved with variable interest entities are required to consolidate a variable interest entity if the enterprise is subject to a majority of the economic risks and/or rewards related to that entity. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not believe it currently has any involvement with variable interest entities. Therefore, the initial adoption of the Interpretation is expected to have no impact on the Company’s consolidated financial statements.

3. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company delivers its products to certain market sectors. Revenues by market sector consisted of the following:

	Three months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2002 (unaudited)
Wireless communication	19,410	13,704	48,931	38,739
Wireline communication	548	495	1,537	1,825
Automotive	1,227	1,258	5,555	4,476
Industrial	2,062	2,446	9,325	8,977
	23,247	17,903	65,348	54,017

Revenues are allocated to countries based on the location of the shipment destination:

	Three months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2002 (unaudited)
Germany	11,364	8,615	29,896	23,556
Other European countries	2,269	4,609	11,488	14,697
China	6,489	2,114	12,922	7,014
Other countries	3,125	2,565	11,042	8,750
	23,247	17,903	65,348	54,017

4. Restructuring and Related Impairment Charges

Restructuring and related asset impairment charges are comprised of € 1,554 restructuring charges and € 285 impairment charges totaling € 1,839 for the nine months ended September 30, 2003.

a) Restructuring Charges

In the first quarter of 2003 the Company decided to close the Swedish subsidiary. Restructuring charges include termination benefits that were paid to all employees affected by the closing and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company. This provision reflects the estimated fair value of this obligation under SFAS 146 and was determined based on the discounted present value of the contractual remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property.

The pretax amounts for the restructuring charges are comprised of the following:

	Employee termination costs	Facility exit costs	Total
Liability balance at January 1, 2003	–	–	–
Initial charges	834	346	1,180
Payments made	–	–	–
Liability balance at March 31, 2003	834	346	1,180
Additional charges	242	73	315
Payments made	(1,076)	–	(1,076)
Liability balance at June 30, 2003	–	419	419
Additional charges	–	59	59
Payments made	–	(150)	(150)
Liability balance at September 30, 2003	–	328	328

b) Asset Impairment Charges

As a result of the closure of the Swedish facility, certain long-lived assets have been abandoned and certain prepaid expenses did no longer provide any future benefit to the Company. Accordingly, impairment charges totaling € 285 and nil have been recognized for the nine- and three-month period ended September 30, 2003, respectively, to write-off these assets.

5. Foreign currency exchange gains and losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated monetary assets and liabilities into the functional currency of the respective entity. The Company has made advance payments for future wafer deliveries to silicon suppliers. Such advance payments are classified in the balance sheet line items "Prepaid expenses." The outstanding balance of the advance payments are refunded in proportion to the Company’s purchases of wafers. Such advances were previously treated similar to inventory and therefore considered as a non-monetary asset in the re-measurement process. In the second quarter of 2003, management determined that it was appropriate to treat these advance payments as “monetary assets”for purposes of re-measurement into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. Management believes that the impact of this re-measurement using the then current rates applicable for those periods impacted (rather than the historical exchange rate at the time the Company entered into the relevant contracts) does not have a material effect on any financial statements previously issued.

6. Inventories

Inventories consisted of the following at September 30, 2003 and December 31, 2002:

	At September 30, 2003 (unaudited)	At December 31 2002
Raw materials	3,228	5,346
Work-in-process	6,417	5,131
Finished goods	6,319	4,030
	15,964	14,507

7. Intangible assets

Intangible assets subject to amortization comprise:

	At September 30, 2003 (unaudited)	At December 31 2002
Gross carrying amount	13,850	13,458
Accumulated depreciation	(8,027)	(6,536)
Net carrying amount	5,823	6,922

Dialog's intangible assets subject to amortization primarily represent licenses, patents and software. During the nine months ended September 30, 2003, the Company acquired software and licenses for a total purchase price of € 510. The expected weighted average useful life of these assets is 3 years. The aggregate amortization expense for the nine months ended September 30, 2003 and 2002 was € 1,589 and € 1,431, respectively. Amortization expense of the gross carrying amount of intangible assets at September 30, 2003 is estimated to be € 494 for the remainder of 2003, € 1,438 in 2004, € 897 in 2005, € 521 in 2006 and € 487 in 2007.

Part 3 Press Release of Dialog Semiconductor Plc dated September 29, 2003: ”New power management IC targets multimedia applications on PDAs and wireless handsets”

Kirchheim/Teck-Nabern, September 29, 2003 –Dialog Semiconductor Plc (NASDAQ: DLGS, Prime Standard: DLG), has announced the DA9031, a new advanced power management controller IC designed to support high performance multimedia applications in high-end personal digital assistants (PDAs) and wireless handsets based on the upcoming processor for portable computing platforms by Intel Corporation, code-named Bulverde.

The new DA9031 is a highly-integrated, complete, single-chip power management controller IC connecting directly to the battery and designed for the growing market of PDAs and wireless handsets capable of capturing and transmitting high quality digital still pictures and video clips. Based on Dialog’s proven mixed signal, low power CMOS technology, key features that make the new controller ideal for such applications are:

- a high-efficiency DC-DC buck converter supporting Intel® Dynamic Voltage Management (Intel® DVM); this is important in adjusting the supply voltage according to processor operating frequency, enabling power consumption to be optimized according to the application being run

- programmable white LED drivers with 20V boost converter to drive two channels of four LEDs very efficiently; this is an important feature for screen and keyboard backlights in the PDA and wireless handset

- a 500mW 8 ohm loudspeaker driver with volume and anti-pop control, for driving multimedia and other audio applications.

The chip provides stable, low noise power supplies for all the core circuits within the PDA or handset, with its additional features including 13 high performance low dropout programmable voltage regulators using Dialog’s patented Smart Mirror™ technology; RTC (real-time clock) supply; boost converters for SIM card, USB interface and vibrator drivers. The DA9031 includes a programmable multimode battery charger for single cell, 4.2V lithium chemistry battery packs, and supports charging currents up to 1.4A. Automatic charger detection and battery pack temperature monitoring are also included within this section of the device.

Smart Mirror is a technique allowing the bias of a regulator to be reduced automatically as demand falls and gives dynamic quiescent current control –enabling high PSRR (power supply rejection ratio) and dynamic performance over a wide range of operating currents, without being constrained by the usual design compromise of being over-biased under all conditions except when under maximum load. Overall, this means that designers can extend standby and operating times without requiring additional software to control low power modes or needing complex PCB design with hard wired low power select lines.

Samples of the DA9031 will be available in the fourth quarter of 2003, with the device incorporated in a 196-pin BGA, 0.5mm pitch package.

Ends

Editor’s notes:

1) Dialog Semiconductor and Intel background

The DA9031 power management IC for PDAs and cellphones is the result of a development and marketing initiative between Dialog Semiconductor and Intel to support existing and future Intel® Personal Internet Client Architecture (Intel® PCA) system level products. The first product to be launched by Dialog as part of this initiative was the DA9010 highly integrated audio and power management solution for the Intel® PXA800F Cellular Processor. The DA9010 was launched in February 2003, and provides on a single chip the key power management and high performance audio functions for a GSM/GPRS cellular phone handset.

2) PDA market

According to high-tech market research firm In-Stat/MDR, the PDA market will reach over 11 million units this year and will grow to just under 25 million units in 2007. Manufacturers are realizing the market opportunities from convincing consumers that PDAs can be more than just PC peripherals, and the newest devices will incorporate new features that emphasize their multimedia and wireless capabilities, including the ability to receive content from a camcorder, integrated GPS, and higher megapixel cameras with flash and zoom functionality.

3) Camera phone market

Shipments of handsets with an integrated digital camera will show a compound annual growth rate of 53.2% through 2007, according to In-Stat/MDR. New handsets will be "smart" in a variety of ways, and a built-in camera will be standard. In 2002, camera phone shipments equated to 18.2 million units, and in Q1 2003 this figure was 7.8 million units.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG) and on the NASDAQ (DLGS) exchanges.

Contact

Birgit Hummel, Dialog Semiconductor,

Neue Straße 95, D-73230 Kirchheim/Teck –Nabern, Germany

Telephone +49-7021-805-412

Fax +49-7021-805-200

E-mail birgit.hummel@diasemi.com

Internet www.Dialog-Semiconductor.com